No. 04/07

UPDATE ON WORK STOPPAGE AT ROSEBEL

Toronto, Ontario, February 12, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) has announced today that effort continues to resolve the current work stoppage at Rosebel Gold Mine in Suriname. An offer was made to employees last week, that includes a substantial wage increase, increased vacation and benefits, and a lump sum payment to employees to reward the good work thus far on the project. The offer resulted from consultations and meetings between the Union, the Mediation Board, and Rosebel Management.

“We want to continue to build a strong and highly trained workforce at Rosebel. We are hopeful that this generous offer is accepted by the union and employees so we can shift our focus back to the optimization of this operation,” commented Joseph Conway, President & CEO of IAMGOLD. “It is important to have a stable and committed workforce at Rosebel.”

Prior to the work stoppage, the management at Rosebel believed they had reached an agreement with the Union and are still puzzled by the highly organized and intentional walkout. The work stoppage included the immediate setting up of barricades to prevent access to and from the site and sabotage of equipment including 25 trucks and 30 ATV’s, and a flood in the basement of the mill. These illegal activities took place in the first days of the action. By January 28th, activity had become increasingly difficult which prompted the Government of Suriname to send in assistance to einsure the protection of explosives and other lethal reagents warehoused on site. Rosebel Management has worked closely with the Government and the Minister of Labour to resolve this situation.

Although the agreement has not yet been accepted, workers at Rosebel have requested to return to work. Management has not yet been able to accommodate this request as the damage that occurred during the stoppage is undergoing repairs. It is anticipated that these repairs will be completed by mid week and a progressive return to work will begin. Production can be resumed within about 48 hours of the opening of the plant.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.